SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 8)

DIGEX, INCORPORATED

(Name of the Issuer)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Bruce F. Metge

General Counsel

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$20,415,568.80	$1,652.00

based upon 25,519,461 shares proposed to be acquired at $0.80 per share

* Set forth the amount on which the filing fee is calculated and state how it was determined.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,652.00

Form or Registration No.: Schedule TO

Filing Party: WorldCom, Inc.

Date Filed: August 27, 2003

This Amendment No. 8 (this “Amendment”) amends and/or supplements the Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on September 23, 2003, by Amendment No. 2 filed with the Commission on October 6, 2003, by Amendment No. 3 filed with the Commission on October 14, 2003, by Amendment No. 4 filed with the Commission on October 20, 2003, by Amendment No. 5 filed with the Commission on October 27, 2003, by Amendment No. 6 filed with the Commission on October 29, 2003 and by Amendment No. 7 filed with the Commission on November 17, 2003 (as amended and/or supplemented, the “Schedule 13E-3”), by Digex, Incorporated, a Delaware corporation (“Digex”). The Schedule 13E-3, along with this Amendment, relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation (“MCI”), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex at a price of $0.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment except as set forth below. In addition, the information in Items 1 through 16 of the Schedule 13E-3 are incorporated herein by reference with respect to Items 1 through 16 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all reference to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

All information in the Schedule 13E-3, along with this Amendment, or incorporated by reference in the Schedule 13E-3, along with this Amendment, concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in the Schedule 13E-3, along with this Amendment, with respect to Digex has been provided by Digex.

ITEMS 1-15.

The Schedule 13E-3 is hereby amended and supplemented by adding the following disclosure, as appropriate, for Items 1-15 thereof:

The Offer expired at 5:00 p.m., New York City time, on Friday, November 14, 2003. Following the expiration of the Offer, MCI announced that it had accepted for payment all shares validly tendered in the Offer and that it had been informed by the depositary that 19,314,765 shares were validly tendered, representing approximately 75.7% of the outstanding shares of Class A Common Stock.

The expiration of the Offer was followed by a “short-form” merger between Digex Acquisition, Inc., an indirect wholly owned subsidiary of MCI, and Digex, with Digex as the surviving company. Pursuant to the merger, Digex’s stockholders who did not tender their shares of Class A Common Stock in the Offer and who did not seek appraisal of their shares pursuant to the provisions of applicable law had their shares converted into the right to receive the same $1.00 per share purchase price provided for in the Offer. As a result of the merger, Digex became an indirect wholly owned subsidiary of MCI.

The text of a press release issued by MCI on November 19, 2003 announcing the consummation of the merger is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 16.    EXHIBITS.

(a)(9)	Text of press release issued by MCI on November 19, 2003 announcing the consummation of the merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGEX, INCORPORATED

By:	/S/ GEORGE L. KERNS

Name: George L. Kerns Title: Chief Executive Officer

Dated: November 19, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(9)	Text of press release issued by MCI on November 19, 2003 announcing the consummation of the merger.